Exhibit 1

JOINT FILING AGREEMENT

AGREEMENT dated as of October 15, 2024 by and between Highland Vision Holding LTD, a British Virgin Islands company, and Mohammad Hilal Samin Alsaid (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Class A ordinary shares, $0.0001 par value per share, of Quhuo Limited. Each Party hereto agrees that the Schedule 13D, dated October 15, 2024, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: October 15, 2024	HIGHLAND VISION HOLDING LTD

	By:	/s/ Mohammad Hilal Samin Alsaid
Name: Mohammad Hilal Samin Alsaid
Title: Director

Date: October 15, 2024	/s/ Mohammad Hilal Samin Alsaid
Mohammad Hilal Samin Alsaid